David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

April 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker
J. Nolan McWilliams
Melissa Raminpour
Melissa Gilmore

Re:	Uber Technologies, Inc.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted March 25, 2019
CIK No. 0001543151

Ladies and Gentlemen:

On behalf of Uber Technologies, Inc. (“Uber” or the “Company”), we are submitting this letter and the following information in response to a letter, dated April 9, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on March 25, 2019. We are also electronically transmitting for filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and sending a courtesy copy of this letter and the Registration Statement, marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary

Non-GAAP Financial Measure, page 20

1.

We note your exclusion of “non-routine legal, tax, and regulator reserves and settlements” in your Adjusted EBITDA reconciliation on page 22. Revise to remove the reference to adjustments as “non-routine” throughout your draft registration statement, as these items recurred within the prior two years (2017 and 2018) and were material to Adjusted EBITDA. Please refer to Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the reference to adjustments as “non-routine” throughout the Registration Statement.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

April 11, 2019

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2016, 2017 and 2018, page 107

2.

On page 108, you disclose the increase in Gross Bookings and Revenue on a constant currency basis. Please explain why this disclosure was not provided for your material expense line items and why it was not provided for the comparative period of 2016 to 2017.

In response to the Staff’s comment, the Company has removed the presentation of Gross Bookings and revenue on a constant currency basis on page 114 of the Registration Statement. The presentation of Gross Bookings and revenue for the comparative period of 2017 to 2018 on a constant currency basis was not materially different to the Company’s consolidated financial performance. In addition, the Company has not historically had a process in place to regularly monitor the impact of constant currency on expense line items, and as such, it was not included as part of the disclosure.

Foreign Currency Risk, page 139

3.

You disclose a hypothetical 10% net change in foreign exchange rates compared to the U.S. dollar would have increased or decreased your revenue by approximately $504M in 2018. Explain why you provided this analysis to express the impact on revenue instead of the potential loss in future earnings as required by Item 305(a)(ii)(A) of Regulation S-K. Please revise your disclosures as necessary.

In response to the Staff’s comment, the Company has revised page 145 of the Registration Statement as required by Item 305(a)(ii)(A) of Regulation S-K to include qualitative disclosure of potential loss in future earnings. Additionally, the Company advises the Staff that it has not historically monitored or had a process in place to monitor the quantitative impact of foreign exchange rates on earnings.

Notes to Consolidated Financial Statements

Note 3 - Financial Instruments

Assets Measured on a Recurring Basis, page F-33

4.

We note your disclosure that your Level 3 debt securities primarily consist of preferred stock investments in privately held companies without readily determinable market values. Your disclosure also states that unobservable inputs used in the models are significant to the fair values of the assets and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset. Please revise your disclosure to provide quantitative information about the significant unobservable inputs used in the fair value measurement as required by ASC 820-10-50-2(bbb). Furthermore, we note your disclosure that an increase or decrease in any of the unobservable inputs in isolation could result in a significant change in the fair value measurement. In accordance with ASC 820-10-50-2(g), revise this disclosure to provide a narrative description of the sensitivity or uncertainty of the fair value measurement, specifically describing each of the significant unobservable inputs and describing any of the interrelationships between those inputs and other unobservable inputs.

In response to the Staff’s comment, the Company has revised the disclosure to provide a narrative description of the sensitivity or uncertainty of the fair value measurement, specifically describing each of the significant unobservable inputs and describing any of the interrelationships between those inputs and other unobservable inputs on pages F-33 and F-34 of the Registration Statement.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

April 11, 2019

Page Three

Assets Measured on a Non-Recurring Basis

Non-Marketable Equity Securities, page F-36

5.

We note your disclosure of unrealized gains and losses from remeasurement recorded in other income (expense), which includes your upward adjustments of $2.0 billion for the year ended December 31, 2018. Your disclosure states that the remeasurement was based on the selling price of newly issued shares of similar preferred stock to new investors using the common stock equivalent method and adjusted for differences in conversion rights. Please tell us when this transaction occurred and please quantify and describe to us how you determined the adjustments for differences in conversion rights. Additionally, tell us whether you identified any other differences in rights and obligations, such as voting rights and distribution rights and preferences, between the securities held by you and the newly issued shares of similar preferred stock. If so, tell us how these differences were considered in the valuation measurement.

As disclosed on page F-37 of the Registration Statement, following the adoption of ASU 2016-01, the Company adjusts the carrying value of its non-marketable equity securities to fair value upon observable transactions of identical or similar securities or due to an impairment. The Company’s non-marketable equity securities primarily relate to its preferred stock investment in Didi. The transaction that triggered the remeasurement of this investment was an issuance of shares of Didi preferred stock to new investors, which closed in January 2018.

The preferred stock issued in January 2018 had a conversion ratio of preferred stock to common stock of one-to-one, whereas each share of Didi preferred stock held by the Company converts into three shares of Didi common stock. As a result, after evaluating differences between the other rights and preferences of the preferred stock in the issuance and the preferred stock held by the Company, and concluding these differences do not impact the fair value measurement (as further discussed below), the fair value for the Didi preferred stock was derived by multiplying the issue price of the January 2018 preferred stock by three in applying the common stock equivalent method.

The preferred stock issued in January 2018 is not identical to the preferred stock held by the Company. In order to determine if the two securities are similar, the Company identified differences in rights and obligations between the preferred stock issued in January 2018 and the preferred stock owned by the Company based on the revised articles of incorporation of Didi at the time of the issuance in January 2018. Based on this assessment, in addition to the conversion ratio discussed above, the primary differences noted were in respect of voting rights, the right to nominate a director to Didi’s board of directors, and the timing for when an optional conversion into common stock and redemption rights can be triggered. These differences in conversion and redemption rights were considered not to have a significant impact on the valuation, in particular due to the remote likelihood of these triggering events occurring. With respect to the difference in voting rights (that is the difference in the number of votes carried by one share) and the difference in director nomination rights, we considered that the AICPA Guide, Valuation of Portfolio Company Investments of Venture Capital and Private Equity Funds and Other Investment Companies, indicates that “non-economic rights such as voting rights, protective provisions, and veto rights, board composition rights, drag-along rights, first refusal rights and tag-along rights, management rights, and information rights are generally not explicitly considered in any of the commonly used methods for valuing equity interests” and that “market discounts between voting and nonvoting stock are relatively small,” and there is empirical evidence of publicly traded securities of the same issuer carrying different voting rights that do not have substantial difference in value.

The Company noted that the other rights and preferences of the two classes of preferred stock were generally the same, including that both securities have the same liquidation priority in the event of a liquidation or sale of the Company.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

April 11, 2019

Page Four

In determining the upward adjustment to be made, the Company evaluated whether the differences in rights and preferences impact the fair value of the securities that it holds and concluded that there would be no significant impact on value.

Finally, the Company also evaluated other transactions during the year ended December 31, 2018 as required by the measurement alternative and concluded no additional upward or downward adjustment was required for this investment for the year ended December 31, 2018, as such transactions did not derive a material change in fair value.

Note 11 - Income Taxes, page F-59

6.	We note your reconciliation of the statutory tax rate to your effective tax rate. Please expand your disclosure to provide further underlying details for the line item “entity restructuring.”

In response to the Staff’s comment, the Company has revised the disclosure to provide further underlying details for the line item “entity restructuring” on page F-60 of the Registration Statement.

7.

Additionally, footnote (1) to the rate reconciliation indicates the foreign rate differential in 2018 is primarily driven by the gains on divestitures. Please quantify the impact of the gains on the foreign rate differential. To the extent the impact of the gains exceeds the 5% disclosure threshold in Rule 4-08(h)(2) of Regulation S-X, please revise to disclose this as a separate reconciling item.

In response to the Staff’s comment, the Company has revised its disclosure for the impact on the foreign rate differential of the gains recorded from divestitures as a separate reconciling item on page F-60 of the Registration Statement.

Note 13 - Segment Information, page F-66

8.

In your response to prior comment 2 in your response letter dated April 1, 2019, you indicate weekly and bi-weekly meetings are held with the CODM’s direct reports. Please confirm if the CODM holds any meetings with regional and/or product leaders for Ridesharing and Eats that do not directly report to the CODM. If so, tell us the frequency in which they occur and if profitability information is provided in such meetings, either verbally or in writing, and the nature of such information.

In response to the Staff’s comment, the Company respectfully advises the Staff that in addition to the weekly and bi-weekly meetings that the CODM has with direct reports, the CODM has monthly meetings with the following individuals:

•

Andrew Macdonald - Vice President for the Company’s Americas Operations and Global Business Development who reports to the Chief Operating Officer (“COO”) and Core Platform Segment Manager. Mr. Macdonald is responsible for leading the Company’s business development across different platform product offerings and ridesharing activities in his respective regions.

•

Jason Droege - Vice President and Head of Uber Everything who reports to the COO and Core Platform Segment Manager. Mr. Droege oversees a team responsible for leveraging the Company’s global logistics network to test and potentially launch new business initiatives, including Uber Eats.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

April 11, 2019

Page Five

•

Pierre Dimitri Gore-Coty - Vice President and Regional General Manager of Europe, Middle East, and Africa who reports to the COO and Core Platform Segment Manager. Mr. Gore-Coty is responsible for leading the Company’s operations and overseeing the operational components of the Company’s growing business, including ridesharing in his respective regions.

•

Bo Young Lee - Chief Diversity and Inclusion Officer who reports to the SVP, Chief People Officer. Ms. Lee leads the Company’s diversity and inclusion efforts with its stakeholders and in the communities where the Company operates.

These meetings are informal discussions of “top of mind” topics, such as team and managerial developments or operational challenges, as relevant. The purpose of these meetings is to discuss general status updates and not to discuss financial results, projections, profitability targets, or other financial information.

9.	Please tell us your basis for presenting “adjusted net revenue” and how it complies with ASC 280.

Based on the Company’s interpretation of ASC 280-10-50-22, the Company has disclosed Contribution Profit (Loss) as the segment measure of profitability. Adjusted net revenue is included in the Company’s segment presentation as it is included in the monthly business review and board of directors packages that are regularly reviewed by the CODM.

Note 19 - Divestitures

Uber Russia/CIS, page F-79

10.

We note your disclosure that in connection with the divestiture of Uber Russia/CIS during the year ended December 31, 2018, you determined that the fair value of the investment received was $1.4 billion, and included a basis difference of $908 million related to the difference between the cost of the investment and the proportionate share of the net assets of MLU B.V. Please tell us the methodology used to determine the fair value of this investment and describe the significant unobservable inputs used in the initial fair value measurement.

As disclosed on page F-79 of the Registration Statement, the initial fair value of the Company’s investment in MLU B.V. of $1.4 billion was determined using a discounted cash flow analysis of MLU B.V. This discounted cash flow analysis was based on five years of cash flow projections and included an estimate of the terminal value of MLU B.V. Significant unobservable inputs into the valuation model were revenue growth rates, EBITDA margin, and discount rate. The revenue growth projections used in the model considered the historical actual revenue growth of the standalone operations of the Company’s business in Russia/CIS and Yandex.Taxi. The cash flow projections also considered certain expected market participant cost synergies of the combined entity. The discount rate used in the model considered the cost of capital of market participants.

* * *

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

April 11, 2019

Page Six

Please contact me at (415) 693-2177 or Siana Lowrey of Cooley LLP at (415) 693-2150 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp

David Peinsipp

Cooley LLP

cc:	Tony West, Uber Technologies, Inc.

Keir Gumbs, Uber Technologies, Inc.

Siana Lowrey, Cooley LLP

Peter Mandel, Cooley LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com